Exhibit 99.1


     Prior to the transaction described in this Form 4, Seacon Holdings Ltd. ("Seacon") was the direct holder of 1,490,129 shares of Common Stock and, following such transaction, is currently the direct holder of 1,464,890 shares of Common Stock. Mr. Klesch is the beneficial owner of 100% of the equity interests of Seacon.